SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

SOLOWIN HOLDINGS

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G82759104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G82759104

1.	NAMES OF REPORTING PERSONS Vulcan Worldwide Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,960,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,960,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,960,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.5%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*	This percentage is calculated based on 15,500,000 ordinary shares of SOLOWIN HOLDINGS (the “Issuer”) issued and outstanding as of December 31, 2023.

CUSIP No. G82759104

1.	NAMES OF REPORTING PERSONS Xiaohang Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,960,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,960,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,960,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.5%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

*	This percentage is calculated based on 15,500,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2023.

Item 1.

(a)	Name of Issuer SOLOWIN HOLDINGS

(b)	Address of Issuer’s Principal Executive Offices Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

Item 2.

(a)

Name of Person Filing

This Schedule 13G is jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (collectively, the “Reporting Persons”)

Vulcan Worldwide Holdings Limited

Xiaohang Zhang

Vulcan Worldwide Holdings Limited directly holds 3,960,000 ordinary shares. Xiaohang Zhang is the director and sole shareholder of Vulcan Worldwide Holdings Limited.

(b)

Address of the principal business office or, if none, residence
The address of the principal business office of Vulcan Worldwide Holdings Limited is Asia Leading Chambers, P.O. Box 986, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Xiaohang Zhang is Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(c)	Citizenship Vulcan Worldwide Holdings Limited is incorporated in the British Virgin Islands. Xiaohang Zhang is a citizen of Hong Kong Special Administrative Region of the People’s Republic of China.

(d)	Title of Class of Securities Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number G82759104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Item 9 of the cover page to this Schedule 13G for the aggregate number of ordinary shares that are beneficially owned by each of the Reporting Persons as of December 31, 2023.

(b)	Percent of class: See Item 11 of the cover page to this Schedule 13G for the percentage of ordinary shares that are beneficially owned by each of the Reporting Persons as of December 31, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the cover page to this Schedule 13G for the number of ordinary shares that are beneficially owned by each of the Reporting Persons as of December 31, 2023 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Vulcan Worldwide Holdings Limited

By:	/s/ Xiaohang Zhang
Name:	Xiaohang Zhang
Title:	Director

Xiaohang Zhang

/s/ Xiaohang Zhang

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated February 13, 2024, by and between Vulcan Worldwide Holdings Limited and Xiaohang Zhang